Central Park Advisers, LLC

805 Third Avenue

18th Floor

New York, New York 10022

November 10, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rule 17g-1 Fidelity Bond Filing for

CPG Vintage Access Fund IV, LLC (SEC File No. 811-23610) (the “Fund”)

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the "1940 Act"), please find the following information with respect to the Fund:

1.       A copy of a joint Investment Company Bond issued by Federal Insurance Co. (the "Bond"), which lists the Fund, along with CPG Carlyle Commitments Fund, LLC (SEC File No. 811-22763), CPG Carlyle Commitments Master Fund, LLC (SEC File No. 811-22764), CPG Cooper Square International Equity, LLC (SEC File No. 811-23590), CPG Focused Access Fund, LLC (SEC File No. 811-23355), CPG Vintage Access Fund, LLC (SEC File No. 811-23258), CPG Vintage Access Fund II, LLC (SEC File No. 811-23354) and CPG Vintage Access Fund III, LLC (SEC File No. 811-23452) (collectively with the Fund, the "CPG Funds") as insureds,1 as Exhibit 99-1.

2.       A certificate of the Fund's Principal Accounting Officer attesting to the authenticity and accuracy of resolutions adopted by the members of the Fund's Boards of Directors (including those members who are not "interested persons," as defined in the 1940 Act, of the Fund) which authorize the purchase of a joint bond in a form and in an amount which is consistent with Rule 17g-1 under the 1940 Act, as Exhibit 99-2.

3.       The Bond premium has been paid for the coverage period from June 24, 2020 to June 24, 2021, and the Bond was originally written for a $3,475,000 limit of liability.2 Had each CPG Fund not been named as an insured under the Bond, each of the CPG Funds would have provided and maintained a separate bond in an amount at least equal to the amount listed in Schedule A, attached hereto.

[1]	The Bond previously was filed with the Securities and Exchange Commission on August 21, 2020 with respect to all of the CPG Funds other than CPG Cooper Square International Equity, LLC and the Fund. An amendment was filed on September 4, 2020 as respects CPG Cooper Square International Equity, LLC. The Fund automatically will be added as an insured party under the Bond once it commences investment operations.

[2]	This limit of liability will increase automatically, without payment of additional premium, upon, among other things, the launch of a new fund or an increase in the asset size of a CPG Fund.

4.       A copy of the agreement between the Fund and the other CPG Funds relating to the Bond entered into pursuant to paragraph (f) of Rule 17g-1 is enclosed under Exhibit 99-3.

Very truly yours,

CENTRAL PARK ADVISERS, LLC

By:	/s/ Michael Mascis

Name: Michael Mascis

Title: Authorized Person

Schedule A

Fund	Single Insured Bond Coverage

CPG Carlyle Commitments Fund, LLC
CPG Carlyle Commitments Master Fund, LLC	$1,000,000

CPG Cooper Square International Equity, LLC	$75,000

CPG Focused Access Fund, LLC	$750,000

CPG Vintage Access Fund, LLC	$600,000

CPG Vintage Access Fund II, LLC	$600,000

CPG Vintage Access Fund III, LLC	$525,000
CPG Vintage Access Fund IV, LLC	$0[3]

[3]	CPG Vintage Access Fund IV, LLC has not yet commenced investment operations.